UNITED STATES OF AMERICA
BEFORE THE SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

File No 70-10166

REPORT FOR PERIOD

July 1, 2004 to September 30, 2004

PURSUANT TO RULE 24

In the matter of

AMERICAN ELECTRIC POWER COMPANY, INC.

This Certificate of Notification is filed by American Electric Power Company, Inc., a New York corporation (“AEP”), on behalf of itself and certain of its direct and indirect subsidiaries pursuant to Rule 24 (17 C.F.R. 250.24) under the Public Utility Holding Company Act of 1935 (the “Act”). Such filing is made in connection with the Form U-1, as amended, filed by AEP in File 70-10166 and as authorized by order of the Securities and Exchange Commission (“the Commission”) dated July 1, 2004 in that file. The order directs that the applicants file with the Commission quarterly certificates pursuant to Rule 24 within 60 days after the fiscal quarter in which transactions occur. This authority replaces and supersedes authority granted in File Numbers 70-10021 and 70-10088.

This Certificate of Notification reports transactions for the quarter ended September 30, 2004.

AEP hereby certifies for itself and its subsidiaries the following:

AMERICAN ELECTRIC POWER COMPANY, INC., et al.
QUARTERLY REPORT PER REQUIREMENTS
OF HOLDING COMPANY ACT RELEASE NO. 27872
FILE NO. 70-10166
FOR THE QUARTER ENDED SEPTEMBER 30, 2004

Contents

Item	Description
1	The sales of any Common Stock by AEP and the purchase price per share of stock issued and sold pursuant to the authority.

2	Amount and terms of any Long-term Debt, Preferred Stock, Preferred Securities, equity-linked securities directly or indirectly issued by AEP.

3	The amount and terms of any Long-term Debt issued by Kingsport Power Company, Southwestern Electric Power Company, AEP Texas Central Company, AEP Texas North Company or Wheeling Power Company issued pursuant to this authority.

4	The amount and terms of any pollution control refinancing issued pursuant to this order.

5	If a guarantee is issued during the quarter pursuant to this authority, the name of the guarantor, the name of the beneficiary of the guarantee and the amount of the guarantee.

6	The amount and terms of any short-term debt issued by AEP, AEP Utilities, AEP Utility Money Pool Financing Subsidiary or AEP Nonutility Money Pool Financing Subsidiary or any of the Public Utility Subsidiaries during the quarter.

7	The notional amount and principal terms of any hedge instruments or anticipatory hedges entered into during the quarter and the identity of the other parties thereto.

8	Identification of any investments in any new Electric Wholesale Generating Companies (EWGs) or Foreign Utility Companies (FUCOs) counting against the $150 million limit for such investments.

9	The name, parent company and the amount invested in any financing entity during the quarter.

10	A table showing at the end of each quarter a capitalization chart for AEP and each of the public utility subsidiaries.

11	With respect to each participant in the Utility Money Pool and each participant in the Nonutility Money Pool, the maximum borrowings from and loans to the respective Money Pool during the quarter and the interest rate applied to borrowings and loans.

12	Upon the formation of any financing subsidiary to fund any Money Pool, a statement showing the name and date of formation of the financing subsidiary, to be supplied in the next report, as well as the date of implementation or discontinuance of any of the Money Pool funding programs.

13	A list of Form U-6B-2 statements filed with the Securities and Exchange Commission, including the name of the filing entity and the date of the filing.

14	The date, amount and payee of dividends out of capital or unearned surplus paid by any nonutility subsidiary during the quarter.

15	If any subsidiaries are Variable Interest Entities (VIEs) as that term is used in FASB Interpretation 46R, Consolidation of Variable Interest Entities, provide a descipition of any financing transactions conducted during the reporting period that were used to fund such VIEs.

16	If any financing proceeds are used for VIEs, a description of the accounting for such transaction under FASB Interpretation 46R.

17	Consolidated balance sheets as of the end of the quarter and separate balance sheets as of the end of the quarter for each company, including AEP, that engaged in jurisdictional financing transactions during the quarter.

18	A retained earnings analysis of AEP on a consolidated basis and of each utility subsidiary detailing gross earnings, goodwill amortization, dividends paid out of each capital account and the resulting capital account balances at the end of each quarter.

19	Future registration statements filed under the Securities Act of 1933 with respect to securities that are subject of the instant application will be filed or incorporated by reference as exhibits to the next certificate filed under rule.

20	Signature page.

Item 1

The sales of any Common Stock by AEP and the purchase price per share of stock issued and sold pursuant to the authority.

Date of Sale	Number of Shares Sold	Price Per Share	Total Proceeds (in thousands)

None

Item 2

Amount and terms of any Long-term Debt, Preferred Stock, Preferred Securities, equity-linked securities directly or indirectly issued by AEP.

Company	Type of Security Sold	Terms of Security	Total Proceeds

None

Item 3

The amount and terms of any Long-term Debt issued by Kingsport Power Company, Southwestern Electric Power Company, AEP Texas Central Company, AEP Texas North Company or Wheeling Power Company issued pursuant to this authority.

Company	Type of Security Sold	Terms of Security	Total Proceeds

Kingsport Power Company Borrowing Limit - $50 million	None

AEP Texas Central Company Borrowing Limit - $600 million	None

AEP Texas North Company Borrowing Limit - $250 million	None

Southwestern Electric Power Company Borrowing Limit - $600 million	None

Wheeling Power Company Borrowing Limit - $50 million	None

Item 4

The amount and terms of any pollution control refinancing issued pursuant to this order.

Company	Type of Security Sold	Terms of Security	Total Proceeds

None

Item 5

If a guarantee is issued during the quarter pursuant to this authority, the name of the guarantor, the name of the beneficiary of the guarantee and the amount of the guarantee.

Guarantor	Subsidiary	Amount of Guarantee
AEP	AEP Energy Coal Marketing LLC	$7,500

AEP	AEP Energy Services, Inc.	942,825

AEP	AEP Energy Coal Marketing LLC	321,900

AEP	AEP Energy Services, Inc.	87,312

AEP	Houston Pipeline Company LP	1,598,355

AEP	Houston Pipeline Company LP	1,340,682

AEP	Houston Pipeline Company LP	796,941

AEP	AEP Energy Services Ltd.	14,382,700

AEP	AEP Energy Services Ltd.	12,100,000

AEP	Houston Pipeline Company LP	53,970

AEP	Numanco LLC	22,000,000

Item 6

The amount and terms of any short-term debt issued by AEP, AEP Utilities, Inc., AEP Utility Money Pool Financing Subsidiary or AEP Nonutility Money Pool Financing Subsidiary or any of the public utility subsidiaries during the quarter.

Short-term Borrowings for the Quarter Ended September 30, 2004
(in thousands)

Borrower: American Electric Power Company, Inc.

Source	Outside Borrowings During Period	Repayments During Period	Amount Outstanding at End of Period	Weighted Average Interest Rate During Period
Commercial Paper	-	$373,714	$180,000	2.0469%
Bank Credit Facility	-	-	-	-%

Total External Short-term Borrowings	$-	$373,714	$180,000	2.0469%

Item 7

The notional amount and principal terms of any hedge instruments or anticipatory hedges entered into during the quarter and the identity of the other parties thereto.

AEP Legal Entity	Date Entered	Date Settled	Maturity Date	Counterparty	Debt Amount (in millions)	Rate Given to Counter- party	Rate Received by AEP

Appalachian Power Company	7/2/04	6/15/05	6/15/15	UBS	$65	Market- Based (Forward Starting Swap)	5.35%

Public Service Company of Oklahoma	7/2/04	5/15/05	5/15/10	JP Morgan	25	Market- Based (Forward Starting Swap)	4.89%

Southwestern Electric Power Company	7/30/04	7/20/05	7/20/15	Barclays Bank	50	Market- Based (Forward Starting Swap)	5.39%

Appalachian Power Company	8/4/04	7/20/05	7/20/10	Royal Bank of Scotland	65	Market- Based (Forward Starting Swap)	4.73%

Public Service Company of Oklahoma	8/6/04	5/15/05	5/15/10	JP Morgan	25	Market- Based (Forward Starting Swap)	4.41%

Southwestern Electric Power Company	8/6/04	7/20/05	7/20/15	Barclays Bank	50	Market- Based (Forward Starting Swap)	5.11%

Item 8

Identification of any investments in any new Electric Wholesale Generating Companies (EWGs) or Foreign Utility Companies (FUCOs) counting against the $150 million limit for such investments.

None

Item 9

The name, parent company and the amount invested in any financing entity during the quarter.

None

Item 10

A table showing at the end of each quarter a capitalization chart for AEP and each of the public utility subsidiaries.

CAPITALIZATION STRUCTURE
(as of September 30, 2004)
($s in thousands)

	Common Equity		Preferred Stock *		Long-term Debt		Short-term Debt **		Total Capitalization

Company	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
American
Electric Power
Company, Inc.	$8,283,000	39.0	$133,000	0.6	$12,637,000	59.4	$214,000	1.0	$21,267,000	100.0

AEP
Generating
Company	47,827	44.3	-	0.0	44,818	41.4	15,497	14.3	108,142	100.0

AEP Texas
Central Company	1,124,342	34.8	5,940	0.2	2,096,292	65.0	-	0.0	3,226,574	100.0

AEP Texas North
Company	272,077	44.8	2,357	0.4	332,802	54.8	-	0.0	607,236	100.0

Appalachian
Power Company	1,397,642	42.3	23,144	0.7	1,884,930	57.0	-	0.0	3,305,716	100.0

Columbus
Southern Power
Company	930,258	48.5	-	0.0	987,560	51.5	-	0.0	1,917,818	100.0

Indiana
Michigan Power
Company	1,111,326	45.9	69,529	2.9	1,137,189	47.1	98,762	4.1	2,416,806	100.0

Kentucky Power
Company	321,972	38.8	-	0.0	508,592	61.2	-	0.0	830,564	100.0

Kingsport Power
Company	25,890	52.1	-	0.0	20,000	40.3	3,793	7.6	49,683	100.0

Ohio Power
Company	1,481,671	41.4	21,644	0.6	2,060,410	57.5	19,562	0.5	3,583,287	100.0

Public Service
Company of
Oklahoma	491,490	46.3	5,262	0.5	546,057	51.4	19,259	1.8	1,062,068	100.0

Item 10 (CONTINUED)

A table showing at the end of each quarter a capitalization chart for AEP and each of the public utility subsidiaries.

CAPITALIZATION STRUCTURE
(as of September 30, 2004)
($s in thousands)

	Common Equity		Preferred Stock *		Long-term Debt		Short-term Debt **		Total Capitalization

Company	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
Southwestern
Electric Power
Company	750,667	48.0	4,700	0.3	807,134	51.7	-	0.0	1,562,501	100.0

Wheeling Power
Company	36,534	59.4	-	0.0	25,000	40.6	-	0.0	61,534	100.0

*Preferred stock includes Cumulative Preferred Stock Subject to Mandatory Redemption and Cumulative Preferred Stock not Subject to Mandatory Redemption.

** Short-term Debt includes both Short-term Debt and Advances from Affiliates.

Item 11

With respect to each participant in the Utility Money Pool and each participant in the Nonutility Money Pool, the maximum borrowings from and loans to the respective Money Pool during the quarter and the interest rate applied to borrowings and loans.

Nonutility Money Pool Internal Maximum Short-term Borrowings and Loans for the Quarter Ended September 30, 2004
(in thousands)

	Maximum Borrowings from Nonutility Money Pool	Maximum Loans to Nonutility Money Pool
AEP Acquisition LLC	$4	$-
AEP C&I Company LLC	6,996	-
AEP Coal, Inc.	75,278	-
AEP Communications, Inc.	-	1,413
AEP Communications LLC	65,514	-
AEP Delaware Investment Company	-	-
AEP Delaware Investment Company II	-	-
AEP Desert Sky GP, LLC	-	-
AEP Desert Sky LP, LLC	-	-
AEP Elmwood LLC	-	17,986
AEP EmTech LLC	12,515	-
AEP Energy Services, Inc.	308,243	-
AEP Energy Services Ltd.	-	-
AEP Energy Services Gas Holding Company	346,550	20,764
AEP Energy Services Investments, Inc.	-	-
AEP Energy Services UK Generation Ltd.	-	-
AEP Fiber Venture LLC	28,350	-
AEP Gas Marketing LP	-	47,755
AEP Gas Power GP, LLC	19,441	-
AEP Holdings I CV	-	-
AEP Holdings II CV	-	-
AEP Investments, Inc.	8,043	-
AEP MEMCo LLC	19,933	64,428
AEP Ohio Retail Energy LLC	-	-
AEP Power Marketing, Inc.	-	-
AEP ProServ, Inc.	-	27,637
AEP Resources, Inc.	562,712	-
AEP Resources Pushan Power LDC	-	-
AEP T&D Services LLC	139	227
AEP Texas C&I Retail GP, LLC	258	-
AEP Texas C&I Retail LP	-	14,077
AEP Texas POLR LLC	1,168	2,181
C3 Communications, Inc.	48,744	-
C3 Networks GP, LLC	-	-
C3 Networks LP	-	-
C3 Networks & Communications LP	-	-
CSW Development I, Inc.	-	-
CSW Energy, Inc.	66,020	66,405
CSW Energy Services, Inc.	29,374	-
CSW International, Inc.	43,232	72,556
CSW Power Marketing, Inc.	-	-

Item 11 (CONTINUED)

With respect to each participant in the Utility Money Pool and each participant in the Nonutility Money Pool, the maximum borrowings from and loans to the respective Money Pool during the quarter and the interest rate applied to borrowings and loans.

Nonutility Money Pool Internal Maximum Short-term Borrowings and Loans for the Quarter Ended September 30, 2004
(in thousands)

	Maximum Borrowings from Nonutility Money Pool	Maximum Loans to Nonutility Money Pool
CSWE/Fort Lupton, Inc.	-	375
Dolet Hills Lignite Company LLC	$2,925	$597
Houston Pipeline Company LP	-	182,323
HPL Holdings, Inc.	-	-
Jefferson Island Storage & Hub LLC	1,600	8,417
LIG Pipeline Company	5	-
Mutual Energy SWEPCo LP	3,513	-
Mutual Energy LLC	-	6,929
Newgulf Power Venture, Inc.	-	-
POLR Power LP	10,216	-
REP General Partner LLC	-	3,144
REP Holdco, Inc.	-	34,725
United Sciences Testing, Inc.	27	811
Ventures Lease Company LLC	2,301	10,616

	Interest Rate	Days Borrowed/Invested
Weighted Average Interest Rate for Borrowed Funds	2.0724%	92
Weighted Average Interest Rate for Invested Funds	0.0000%	0

Item 11 (CONTINUED)

With respect to each participant in the Utility Money Pool and each participant in the Nonutility Money Pool, the maximum borrowings from and loans to the respective Money Pool during the quarter and the interest rate applied to borrowings and loans.

Utility Money Pool Internal Maximum Short-term Borrowings and Loans for the Quarter Ended September 30, 2004
(in thousands)

	Maximum Borrowings from Utility Money Pool	Maximum Loans to Utility Money Pool
AEP Generating Company	$53,511	$-
AEP Service Corporation	83,747	140,836
AEP Texas Central Company	-	427,414
AEP Texas North Company	-	85,482
Appalachian Power Company	73,333	9,096
Blackhawk Coal Company	-	17,938
Cedar Coal Company	-	12,481
Central Appalachian Coal Company	-	1,688
Central Coal Company	-	492
Colomet Inc.	-	2,482
Columbus Southern Power Company	12,327	179,637
Conesville Coal Prep Company	-	2,505
Franklin Real Estate Company	465	1,303
Indiana Franklin Realty	21	15
Indiana Michigan Power Company	233,210	-
Kentucky Power Company	9,829	38,242
Kingsport Power Company	6,022	1,737
Ohio Power Company	81,862	232,212
Public Service Company of Oklahoma	75,189	20,076
Simco Inc.	-	448
Southern Appalachian Coal Company	-	9,644
Southwestern Electric Power Company	35,665	96,615
Wheeling Power Company	-	10,320

	Interest Rate	Days Borrowed/Invested
Weighted Average Interest Rate for Borrowed Funds	1.8639%	9
Weighted Average Interest Rate for Invested Funds	1.4745%	83

Item 12

Upon the formation of any financing subsidiary to fund any Money Pool, a statement showing the name and date of formation of the financing subsidiary, to be supplied in the next report, as well as the date of implementation or discontinuance of any of the Money Pool funding programs.

On September 7, 2004, AEP formed AEP Utility Funding LLC and AEP Nonutility Funding LLC for the AEP Utility Money Pool and the AEP Nonutility Money Pool, respectively. As of September 30, 2004, neither of these newly formed entities was fully implemented as a funding source.

Item 13

A list of Form U-6B-2 statements filed with the Securities and Exchange Commission, including the name of the filing entity and the date of the filing.

Filing	Company	Filing Date
U-6B-2	American Electric Power Company, Inc.	July 8, 2004

U-6B-2	Appalachian Power Company	July 1, 2004

Item 14

The date, amount and payee of dividends out of capital or unearned surplus paid by any nonutility subsidiary during the quarter.

Dividend Paid by	Date Paid	Amount		Dividends Paid To
AEP Elmwood LLC	July 28, 2004	$8,000,000		AEP MEMCo LLC

AEP MEMCo LLC	July 28, 2004	7,000,000		AEP Resources, Inc.

Houston Pipe Line Company LP	September 29, 2004	11,940,000		HPL Holdings, Inc.

Houston Pipe Line Company LP	September 29, 2004	60,000		HPL GP, LLC

HPL GP, LLC	September 29, 2004	60,000		HPL Holdings, Inc.

HPL Holdings, Inc.	September 30, 2004	12,000,000		AEP Energy Services Gas Holding Company II LLC

AEP Energy Services Ventures III, Inc.	September 30, 2004	95,000,000	*	AEP Energy Services Gas Holding Company II LLC

* Amount represents proceeds from the September 2004 sale of Jefferson Island Storage & Hub LLC.

Item 15

If any subsidiaries are Variable Interest Entities (VIEs) as that term is used in FASB Interpretation 46R, Consolidation of Variable Interest Entities, provide a description of any financing transactions conducted during the reporting period that were used to fund such VIEs.

There were no financing transactions between any unconsolidated Variable Interest Entities and the Utility or Nonutility Money Pools during the quarter.

Item 16

If any financing proceeds are used for VIEs, a description of the accounting for such transaction under FASB Interpretation 46R.

None - See Item 15.

Item 17

Consolidated balance sheets as of the end of the quarter and separate balance sheets as of the end of the quarter for each company, including AEP, that has engaged in jurisdictional financing transactions during the quarter.

See the following Balance Sheets previously filed with the SEC as part of AEP's Combined Form 10Q for the quarter ended September 30, 2004:

American Electric Power Company, Inc.
AEP Generating Company
AEP Texas Central Company
AEP Texas North Company
Appalachian Power Company
Columbus Southern Power Company
Indiana Michigan Power Company
Kentucky Power Company
Ohio Power Company
Public Service Company of Oklahoma
Southwestern Electric Power Company

Item 17 (CONTINUED)

Consolidated balance sheets as of the end of the quarter and separate balance sheets as of the end of the quarter for each company, including AEP, that has engaged in jurisdictional financing transactions during the quarter.

Shown below are the Balance Sheets for Kingsport Power Company and Wheeling Power Company which do not file Form 10Q with the SEC:

KINGSPORT POWER COMPANY
BALANCE SHEET
ASSETS
AS OF SEPTEMBER 30, 2004
(in thousands)
(Unaudited)

ELECTRIC UTILITY PLANT

Transmission	$16,378
Distribution	82,473
General	5,917
Construction Work in Progress	939

TOTAL	105,707
Accumulated Depreciation	41,178

TOTAL - NET	64,529

OTHER PROPERTY AND INVESTMENTS

Non-Utility Property, Net	104
Other	94

TOTAL	198

CURRENT ASSETS

Cash and Cash Equivalents	196
Accounts Receivable:
Customers	1,083
Affiliated Companies	429
Accrued Unbilled Revenues	507
Materials and Supplies	188
Prepayments	1,639
Other	163

TOTAL	4,205

DEFERRED DEBITS AND OTHER ASSETS

Regulatory Assets:
SFAS 109 Regulatory Asset, Net	5,458
Other	300
Deferred Charges	536
Deferred Property Taxes	262

TOTAL	6,556

TOTAL ASSETS	$75,488

Item 17 (CONTINUED)

Consolidated balance sheets as of the end of the quarter and separate balance sheets as of the end of the quarter for each company, including AEP, that has engaged in jurisdictional financing transactions during the quarter.

KINGSPORT POWER COMPANY
BALANCE SHEET
LIABILITIES AND CAPITALIZATION
AS OF SEPTEMBER 30, 2004
(in thousands)
(Unaudited)

CAPITALIZATION

Common Shareholder's Equity:
Common Stock - No Par Value:
Authorized - 500,000 Shares
Outstanding - 410,000 Shares	$4,100
Paid-in Capital	13,800
Accumulated Other Comprehensive Income (Loss)	(1,634)
Retained Earnings	9,624

Total Common Shareholder's Equity	25,890
Long-term Debt Affiliated	20,000

TOTAL	45,890

CURRENT LIABILITIES

Advances from Affiliates	3,793
Accounts Payable:
General	146
Affiliated Companies	5,356
Customer Deposits	1,888
Taxes Accrued	1,964
Interest Accrued	472
Obligations Under Capital Leases	186
Other	1,123

TOTAL	14,928

DEFERRED CREDITS AND OTHER LIABILITIES

Deferred Income Taxes	11,878
Regulatory Liabilities:
Deferred Investment Tax Credits	535
Asset Removal Costs	224
Deferred Credits	196
Obligations Under Capital Leases	302
Other	1,535

TOTAL	14,670

TOTAL CAPITALIZATION AND LIABILITIES	$75,488

Item 17 (CONTINUED)

Consolidated balance sheets as of the end of the quarter and separate balance sheets as of the end of the quarter for each company, including AEP, that has engaged in jurisdictional financing transactions during the quarter.

WHEELING POWER COMPANY
BALANCE SHEET
ASSETS
AS OF SEPTEMBER 30, 2004
(in thousands)
(Unaudited)

ELECTRIC UTILITY PLANT

Transmission	$24,013
Distribution	81,512
General	7,471
Construction Work in Progress	2,348

TOTAL	115,344
Accumulated Depreciation	50,259

TOTAL - NET	65,085

OTHER PROPERTY AND INVESTMENTS

Non-Utility Property, Net	17
Other	28

TOTAL	45

CURRENT ASSETS

Cash and Cash Equivalents	113
Other Cash Deposits	6
Advances to Affiliates	7,536
Accounts Receivable:
Customers	6,171
Affiliated Companies	290
Accrued Unbilled Revenues	2,255
Allowances for Uncollectible Accounts	(97)
Materials and Supplies	105
Prepayments	325
Other	212

TOTAL	16,916

DEFERRED DEBITS AND OTHER ASSETS

Regulatory Assets:
SFAS 109 Regulatory Asset, Net	9,939
Asset Removal Costs	650
Other	400
Deferred Charges	549
Deferred Property Taxes	761

TOTAL	12,299

TOTAL ASSETS	$94,345

Item 17 (CONTINUED)

Consolidated balance sheets as of the end of the quarter and separate balance sheets as of the end of the quarter for each company, including AEP, that has engaged in jurisdictional financing transactions during the quarter.

WHEELING POWER COMPANY
BALANCE SHEET
LIABILITIES AND CAPITALIZATION
AS OF SEPTEMBER 30, 2004
(in thousands)
(Unaudited)

CAPITALIZATION

Common Shareholder's Equity:
Common Stock - No Par Value:
Authorized and Outstanding 150,000 Shares	$2,428
Paid-in Capital	15,596
Accumulated Other Comprehensive Income (Loss)	(2,451)
Retained Earnings	20,961

Total Common Shareholder's Equity	36,534
Long-term Debt Affiliated	25,000

TOTAL	61,534

CURRENT LIABILITIES

Accounts Payable:
General	418
Affiliated Companies	5,484
Taxes Accrued	3,663
Customer Deposits	916
Interest Accrued	70
Obligations Under Capital Leases	189
Other	1,331

TOTAL	12,071

DEFERRED CREDITS AND OTHER LIABILITIES

Deferred Income Taxes	15,233
Regulatory Liabilities:
Deferred Investment Tax Credits	315
Deferred Credits	259
Obligations Under Capital Leases	371
Other	4,562

TOTAL	20,740

TOTAL CAPITALIZATION AND LIABILITIES	$94,345

Item 18

A Retained Earnings analysis of AEP on a consolidated basis and of each utility subsidiary detailing gross earnings, goodwill amortization, dividends paid out of each capital account and the resulting capital account balances as of the end of the quarter.

See the following Statements of Changes in Common Shareholder's Equity and Comprehensive Income previously filed as part of AEP's Combined Form 10Q for the quarter ended September 30, 2004:

American Electric Power Company, Inc.
AEP Generating Company
AEP Texas Central Company
AEP Texas North Company
Appalachian Power Company
Columbus Southern Power Company
Indiana Michigan Power Company
Kentucky Power Company
Ohio Power Company
Public Service Company of Oklahoma
Southwestern Electric Power Company

Shown below are the Statements of Retained Earnings for Kingsport Power Company and Wheeling Power Company which do not file Form 10Q with the SEC:

Kingsport Power Company (in thousands)		Wheeling Power Company (in thousands)

Retained Earnings - December 31, 2003	$9,108	Retained Earnings - December 31, 2003	$18,178
Net Income	2,609	Net Income	5,567
Goodwill Amortization	-	Goodwill Amortization	-
Common Stock Dividends	(2,093)	Common Stock Dividends	(2,784)
Preferred Stock Dividends	-	Preferred Stock Dividends	-
Capital Stock Expense	-	Capital Stock Expense	-

Retained Earnings - September 30, 2004	$9,624	Retained Earnings - September 30, 2004	20,961

Item 19

Future registration statements filed under the Securities Act of 1933 with respect to securities that are subject of the instant application will be filed or incorporated by reference as exhibits to the next certificate filed under the rule.

Filing	Company	Filing Date
None

Item 20

Said transactions have been carried out in accordance with the terms and conditions of, and for the purpose represented in, the Form U-1 Application-Declaration, as amended, of AEP, et al, in File No. 70-10166 and in accordance with the terms and conditions of the Commission’s order dated July 1, 2004, permitting said Application-Declaration to become effective.

SIGNATURE

As required by order of this Commission pursuant to the Public Utility Holding Company Act of 1935, American Electric Power Company, Inc. for itself and its subsidiaries have duly caused this report to be signed on its behalf on this 3rd day of December, 2004.

/s/ Rebecca J. Buonavolonte

Rebecca J. Buonavolonte
Managing Director - Financial Reporting
American Electric Power Service Corporation